Exhibit 21.1

NCI BUILDING SYSTEMS, INC.

List of Subsidiaries

NCI Holding Corp.	Delaware

NCI Operating Corp.	Nevada

Metal Coaters of California, Inc.	Texas

NCI Building Systems, L.P.	Texas

A&S Building Systems, L.P.	Texas

Metal Building Components, L.P.	Texas

NCI Group, L.P.	Texas

Steelbuilding.com, Inc.	Delaware

Building Systems de Mexico, S.A. de C.V.	Mexico